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                                                                    Exhibit 99.3

TO BUSINESS AND RETAILING EDITORS:

     Gary Player Direct Changes Symbol to GPLY;
Not Available on OTC Bulletin Board Until Commission Filings Completed

     SAN LUIS OBISPO, Calif., Oct. 21 /PRNewswire/ -- Gary Player Direct, Inc. (Over the Counter Market: GPLY), Thursday, announced that the Company's shares are currently not eligible for quotation on the NASD OTC Bulletin Board. The Company stated that market makers for the Company's securities are not currently permitted to publish OTC Bulletin Board quotations until such time as the Company is current in its reporting requirements with the Securities and Exchange Commission; however, last trade information may be obtained for the Company's stock at web sites such as http://www.bloomberg.com. The Company also stated that trading information for the Company's stock may be available at http://www.nqb.com although it may be necessary to become a subscriber of the National Quotation Bureau to obtain this information. Carl Casareto, the Company's Executive Vice President and Treasurer, stated, "We fully anticipated this action and we are actively working to complete the required financial statements and the Company intends to file all 1998 reports next week with the balance of the 1999 reports filed in November 1999." Mr. Casareto also stated, "There are no minimum financial requirements for the re-quoting of our securities on the NASD Bulletin Board once our financial statements are current. It is my understanding that it will take approximately three business days following the completion of our reports for market makers to again provide quotations for the Company's securities on the Bulletin Board."

     Gary Player Direct is an international golf company with the strategic plan of establishing itself as a premier manufacturer and distributor of premium men and women's golf equipment, apparel and accessories principally under the Gary Player brand name through e-commerce, direct response television, direct mail sales and international licensing. These products will also be featured in the coming months on http://www.garyplayerdirect.com, the Company's new Internet site, which will incorporate full e-commerce capabilities, as well as news, information and golf instruction for golfers of all ages and skills.

     The statements in this press release relating to matters that are not historical are forward-looking statements which involve risks and uncertainties including, without limitation, economic and competitive conditions in the markets served by the Company affecting the demand for the Company's products, product pricing, market acceptance, access to distribution channels, availability of new financing, ability to cure license defaults, ability to timely file past due SEC reports, and other risks detailed from time-to-time in the Company's Securities and Exchange Commission filings and press releases. These risks could cause actual results to differ materially from those anticipated or described herein.

SOURCE  Gary Player Direct, Inc.
    -0-                                      10/21/1999
    /CONTACT: Carl Casareto, Executive Vice President of Gary Player Direct, Inc., 805-788-1011/
    /Web site:  http://www.garyplayerdirect.com/
    (GPLY)